UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number: 001-39071

ADC Therapeutics SA
(Exact name of registrant as specified in its charter)

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: March 18, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	CEO Letter to Shareholders
99.2	Consolidated IFRS Financial Statements for the Year Ended December 31, 2020
99.3	Statutory Financial Statements of ADC Therapeutics SA for the Year Ended December 31, 2020
99.4	Compensation Report of ADC Therapeutics SA for the Year Ended December 31, 2020